UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number: 000-52145

DIGATRADE FINANCIAL CORP

(Translation of registrant's name into English)

1500 West Georgia Street, Suite 1300
Vancouver, BC V6G-2Z6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ X    ] Form 20-F   [   ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [           ] No [ x ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 000-52145

SUBMITTED HEREWITH

Vancouver, British Columbia - December 3, 2018 - DIGATRADE FINANCIAL CORP. (OTCQB: DIGAF) an OTC digital trade desk for institutions and financial technology “Fintech” company today announced that all resolutions were passed by the requisite majority at its annual general meeting held in Vancouver, British Columbia on November 30, 2018. WDM Chartered Accountants were re-appointed as auditors of the Company for the ensuing year.

A total of 142,843,185 common shares were represented at the AGM, representing 63.98% of the votes attached to all outstanding common shares as at the record date. All of the matters submitted to the shareholders for approval as set out in the Company’s notice of meeting and information circular dated October 31, 2018, were approved by the requisite majority of votes cast at the AGM.

Shareholders voted in favour of setting the number of directors at five and the following incumbent directors were re-elected: Brad J. Moynes; President & CEO, Tyrone Docherty; Director, James Romano; Director and the appointment of Timothy Delaney; Director on November 20, 2018 was duly ratified.

Additional information will be provided as it materializes.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Digatrade Financial Corp (Registrant)

Date: December 3, 2018	By:	/s/ Brad J. Moynes
Brad J. Moynes
CEO